CUSIP No. 23344D108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Dada Nexus Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

23344D108 (1)

(CUSIP Number)

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

+86 10 8911-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)

There is no CUSIP number assigned to ordinary shares of the issuer. CUSIP number 23344D108 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The NASDAQ Global Select Market under the symbol “DADA.” Each ADS represents four ordinary shares of the issuer.

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1	Names of Reporting Persons JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 562,243,238 ordinary shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 562,243,238 ordinary shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 562,243,238 ordinary shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 53.9% (2)
14	Type of Reporting Person (See Instructions) HC

(1)

Includes (i) 524,707,814 ordinary shares of the issuer directly held by JD Sunflower Investment Limited, (ii) 18,607,548 ordinary shares of the issuer (represented by 4,651,887 ADSs) directly held by Windcreek Limited and (iii) 18,927,876 ordinary shares of the issuer to be issued to JD Sunflower Investment Limited under the 2023 Share Subscription Agreement at a closing that is expected to occur around the end of April or in May 2023. Each of JD Sunflower Investment Limited and Windcreek Limited is a direct wholly-owned subsidiary of JD.com Investment Limited, which is in turn a direct wholly-owned subsidiary of JD.com, Inc. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of JD.com, Inc. and JD.com Investment Limited may be deemed to beneficially own all of the ordinary shares of the issuer (including ordinary shares of the issuer represented by ADSs) held by JD Sunflower Investment Limited and Windcreek Limited respectively in the Issuer and share with JD Sunflower Investment Limited and Windcreek Limited respectively the voting power and dispositive power of such shares.

(2)

The percentage is calculated based on a total of 1,043,864,002 ordinary shares of the issuer issued and outstanding, comprising of (i) 1,024,936,126 ordinary shares of the issuer issued and outstanding as of April 25, 2023 (excluding 50,577,604 ordinary shares of the issuer reserved for future exercise of certain granted share options under the 2015 Equity Incentive Plan and the 2020 Share Incentive Plan of the issuer), as disclosed by the issuer in the 2023 Share Subscription Agreement, and (ii) 18,927,876 ordinary shares of the issuer to be issued to JD Sunflower Investment Limited under the 2023 Share Subscription Agreement at a closing that is expected to occur around the end of April or in May 2023.

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1	Names of Reporting Persons JD.com Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 562,243,238 ordinary shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 562,243,238 ordinary shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 562,243,238 ordinary shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 53.9% (2)
14	Type of Reporting Person (See Instructions) CO

(1)

Includes (i) 524,707,814 ordinary shares of the issuer directly held by JD Sunflower Investment Limited, (ii) 18,607,548 ordinary shares of the issuer (represented by 4,651,887 ADSs) directly held by Windcreek Limited and (iii) 18,927,876 ordinary shares of the issuer to be issued to JD Sunflower Investment Limited under the 2023 Share Subscription Agreement at a closing that is expected to occur around the end of April or in May 2023. Each of JD Sunflower Investment Limited and Windcreek Limited is a direct wholly-owned subsidiary of JD.com Investment Limited, which is in turn a direct wholly-owned subsidiary of JD.com, Inc. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of JD.com, Inc. and JD.com Investment Limited may be deemed to beneficially own all of the ordinary shares of the issuer (including ordinary shares of the issuer represented by ADSs) held by JD Sunflower Investment Limited and Windcreek Limited respectively in the Issuer and share with JD Sunflower Investment Limited and Windcreek Limited respectively the voting power and dispositive power of such shares.

(2)

The percentage is calculated based on a total of 1,043,864,002 ordinary shares of the issuer issued and outstanding, comprising of (i) 1,024,936,126 ordinary shares of the issuer issued and outstanding as of April 25, 2023 (excluding 50,577,604 ordinary shares of the issuer reserved for future exercise of certain granted share options under the 2015 Equity Incentive Plan and the 2020 Share Incentive Plan of the issuer), as disclosed by the issuer in the 2023 Share Subscription Agreement, and (ii) 18,927,876 ordinary shares of the issuer to be issued to JD Sunflower Investment Limited under the 2023 Share Subscription Agreement at a closing that is expected to occur around the end of April or in May 2023.

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1	Names of Reporting Persons JD Sunflower Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 543,635,690 ordinary shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 543,635,690 ordinary shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 543,635,690 ordinary shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 52.1% (2)
14	Type of Reporting Person (See Instructions) CO

(1)

Includes (i) 524,707,814 ordinary shares of the issuer directly held by JD Sunflower Investment Limited and (ii) 18,927,876 ordinary shares of the issuer to be issued to JD Sunflower Investment Limited under the 2023 Share Subscription Agreement at a closing that is expected to occur around the end of April or in May 2023.

(2)

The percentage is calculated based on a total of 1,043,864,002 ordinary shares of the issuer issued and outstanding, comprising of (i) 1,024,936,126 ordinary shares of the issuer issued and outstanding as of April 25, 2023 (excluding 50,577,604 ordinary shares of the issuer reserved for future exercise of certain granted share options under the 2015 Equity Incentive Plan and the 2020 Share Incentive Plan of the issuer), as disclosed by the issuer in the 2023 Share Subscription Agreement, and (ii) 18,927,876 ordinary shares of the issuer to be issued to JD Sunflower Investment Limited under the 2023 Share Subscription Agreement at a closing that is expected to occur around the end of April or in May 2023.

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1	Names of Reporting Persons Windcreek Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 18,607,548 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,607,548 ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,607,548 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.8% (1)
14	Type of Reporting Person (See Instructions) CO

(1)

The percentage is calculated based on a total of 1,024,936,126 ordinary shares of the issuer issued and outstanding as of April 25, 2023 (excluding 50,577,604 ordinary shares of the issuer reserved for future exercise of certain granted share options under the 2015 Equity Incentive Plan and the 2020 Share Incentive Plan of the issuer), as disclosed by the issuer in the 2023 Share Subscription Agreement.

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EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being jointly filed by JD.com, Inc. (“JD”), JD.com Investment Limited (“JD Investment”), JD Sunflower Investment Limited (“JD Sunflower”) and Windcreek Limited (“Windcreek,” together with JD, JD Investment and JD Sunflower, the “Reporting Persons”) as an amendment to that certain Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 4, 2022 (the “Original Schedule 13D,” together with this Amendment No. 1, the “Statement”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

Item 2. Identity and Background.

Schedule A to the Original Schedule 13D is hereby amended, restated and replaced with Schedule A hereto, which are incorporated herein by reference.

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

JD Sunflower entered into a Share Subscription Agreement with the Issuer on April 25, 2023, a copy of which is filed herewith as Exhibit 99.6 (the “2023 Share Subscription Agreement”). The description of the Share Subscription Agreement contained herein is qualified in its entirety by reference to Exhibit 99.6, which is incorporated herein by reference.

Pursuant to the 2023 Share Subscription Agreement, and upon the terms and subject to the conditions of the 2023 Share Subscription Agreement, the Issuer will issue to JD Sunflower 18,927,876 Ordinary Shares (the “2023 Subscription Shares”), representing 1.8%% of the Issuer’s outstanding Ordinary Shares, at a closing that is expected to occur around the end of April or in May 2023, for the consideration of JD’s entering into a 2023 Business Cooperation Agreement (the “2023 BCA”) with the Issuer, pursuant to which JD will provide certain traffic support to the Issuer.

A copy of the 2023 BCA is filed herewith as Exhibit 99.7. The description of the 2023 BCA contained herein is qualified in its entirety by reference to Exhibit 99.7, which is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 3 above and Item 6 below is hereby incorporated by reference in this Item 4.

JD Sunflower became the beneficial owner of the 2023 Subscription Shares once the 2023 Share Subscription Agreement was signed by the parties thereto. Following the transactions described in this Amendment No. 1, JD will be deemed to beneficially own, taking into account its existing beneficial ownership, approximately 53.9% of the Issuer’s issued and outstanding shares.

CUSIP No.     23344D108

Except as set forth in this Statement or in the transactions or documents described herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries,

(d) Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(e) Any material change in the present capitalization or dividend policy of the Issuer,

(f) Any other material change in the Issuer’s business or corporate structure,

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person,

(h) Causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Items 5(a) of the Original Schedule 13D is hereby amended and restated as follows:

The information contained on each of the cover pages of this Statement and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) As of the date hereof, JD Sunflower directly holds 524,707,814 Ordinary Shares and has the right to acquire 18,927,876 Ordinary Shares under the 2023 Share Subscription Agreement at a closing that is expected to occur around the end of April or in May 2023, representing a total of 543,635,690 Ordinary Shares and 52.1% of the Issuer’s outstanding Ordinary Shares, and Windcreek directly holds 18,607,548 Ordinary Shares (represented by 4,651,887 ADSs), representing 1.8% of the Issuer’s outstanding Ordinary Shares.

As of the date hereof, JD Investment may be deemed to have beneficial ownership of 562,243,238 Ordinary Shares, representing 53.9% of the Issuer’s outstanding Ordinary Shares, including 524,707,814 Ordinary Shares directly held by JD Sunflower, 18,607,548 Ordinary Shares (represented by 4,651,887 ADSs) directly held by Windcreek and 18,927,876 Ordinary Shares to be issued to JD Sunflower Investment Limited under the 2023 Share Subscription Agreement at a closing that is expected to occur around the end of April or in May 2023. JD Investment is the sole shareholder of each of JD Sunflower and Windcreek. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, JD Investment may be deemed to beneficially own all of the Ordinary Shares (including Ordinary Shares represented by ADSs) held by JD Sunflower and Windcreek respectively.

CUSIP No.     23344D108

As of the date hereof, JD may be deemed to have beneficial ownership of 562,243,238 Ordinary Shares, representing 53.9% of the Issuer’s outstanding Ordinary Shares, including 524,707,814 Ordinary Shares directly held by JD Sunflower, 18,607,548 Ordinary Shares (represented by 4,651,887 ADSs) directly held by Windcreek and 18,927,876 Ordinary Shares to be issued to JD Sunflower Investment Limited under the 2023 Share Subscription Agreement at a closing that is expected to occur around the end of April or in May 2023. JD is the sole shareholder of JD Investment and therefore indirectly owns all the outstanding shares of each of JD Sunflower and Windcreek. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, JD may be deemed to beneficially own all of the Ordinary Shares (including Ordinary Shares represented by ADSs) held by JD Sunflower and Windcreek respectively.

The above disclosure of percentage information was calculated based on a total of 1,043,864,002 Ordinary Shares issued and outstanding, comprising of (i) 1,024,936,126 Ordinary Shares issued and outstanding as of April 25, 2023 (excluding 50,577,604 Ordinary Shares reserved for future exercise of certain granted share options under the 2015 Equity Incentive Plan and the 2020 Share Incentive Plan of the Issuer), as disclosed by the Issuer in the 2023 Share Subscription Agreement, and (ii) 18,927,876 Ordinary Shares to be issued to JD Sunflower Investment Limited under the 2023 Share Subscription Agreement at a closing that is expected to occur around the end of April or in May 2023.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

2023 Share Subscription Agreement

JD Sunflower entered into the 2023 Share Subscription Agreement with the Issuer on April 25, 2023. Pursuant to the 2023 Share Subscription Agreement, and upon the terms and subject to the conditions of the 2023 Share Subscription Agreement, the Issuer will issue to JD Sunflower the 2023 Subscription Shares, representing 1.8% of the Issuer’s outstanding Ordinary Shares, at a closing that is expected to occur around the end of April or in May 2023, in consideration for JD’s entering into the 2023 BCA with the Issuer.

The 2023 Share Subscription Agreement contains customary representations, warranties and indemnities from each of JD Sunflower and the Issuer for a transaction of this nature. The 2023 Share Subscription Agreement also contains customary conditions to closing for a transaction of this nature, including without limitation to the following conditions for JD Sunflower and/or the Issuer: (i) no governmental authority shall have issued any law or order restraining the transactions contemplated thereby, (ii) no proceeding shall have been instituted or threatened by a governmental authority that seeks to restrain the consummation of the transactions contemplated thereby, (iii) the relevant representations and warranties shall have been true and correct, (iv) the relevant parties shall have performed relevant obligations contained therein, (v) no material adverse effect with respect to the Issuer shall have occurred, (vi) no stop order or suspension of trading shall have been imposed by the NASDAQ, the SEC or any other governmental authority with respect to the public trading of the ADSs, (vii) the relevant parties shall have duly executed and delivered relevant transaction agreements to which it is a party, and (viii) the relevant parties shall have received the relevant closing certificate.

CUSIP No.     23344D108

The foregoing description of the 2023 Share Subscription Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the 2023 Share Subscription Agreement. A copy of the 2023 Share Subscription Agreement is filed as Exhibits 99.6 hereto and is incorporated herein by reference.

2023 Business Cooperation Agreement

JD entered into the 2023 BCA with the Issuer on April 25, 2023, pursuant to which JD will provide certain traffic support to the Issuer.

The foregoing description of the 2023 BCA does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the 2023 BCA. A copy of the 2023 BCA is filed as Exhibit 99.7 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated March 4, 2022, by and among JD.com, Inc., JD.com Investment Limited, JD Sunflower Investment Limited and Windcreek Limited.

99.2	Share Subscription Agreement, dated March 22, 2021, by and between Dada Nexus Limited and JD Sunflower Investment Limited (incorporated herein by reference to Exhibit 4.11 to annual report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 31, 2021).

99.3*	Amendment to Share Subscription Agreement, dated February 25, 2022, by and between Dada Nexus Limited and JD Sunflower Investment Limited.

99.4*	English translation of Business Cooperation Agreement, dated February 28, 2022, by and between JD.com, Inc. and Dada Nexus Limited.

99.5	Sixth Amended and Restated Shareholders Agreement, dated August 8, 2018, by and among JD Sunflower Investment Limited, the Issuer and certain other parties thereto (incorporated herein by reference to Exhibit 10.4 to Registration Statement on Form F-1 filed by the Issuer with the Securities and Exchange Commission on May 12, 2020).

99.6	Share Subscription Agreement, dated April 25, 2023, by and between Dada Nexus Limited and JD Sunflower Investment Limited.

99.7	English translation of 2023 Business Cooperation Agreement, dated April 25, 2023, by and between JD.com, Inc. and Dada Nexus Limited.

*	Previously filed on March 4, 2022.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2023	JD.com, Inc.

	By:	/s/ Sandy Ran Xu
	Name:	Sandy Ran Xu
	Title:	Chief Financial Officer

JD.com Investment Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

JD Sunflower Investment Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

Windcreek Limited

	By:	/s/ Aini Li
	Name:	Aini Li
	Title:	Director

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SCHEDULE A

Directors and Executive Officers of JD

The names of the directors and the names and titles of the executive officers of JD and their principal occupations are set forth below. Except for Mr. Ming Huang, Mr. Louis T. Hsieh, Mr. Dingbo Xu, Ms. Caroline Scheufele and Ms. Carol Yun Yau Li, the business address of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with JD	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Richard Qiangdong Liu	Chairman of the Board of Directors	*	P.R. China	**
Lei Xu	Director	*	P.R. China	—
Ming Huang(1)	Independent Director	Professor of finance at the Johnson Graduate School of Management at Cornell University	United States	—
Louis T. Hsieh(2)	Independent Director	Global Chief Financial Officer and Board Director of Hesai Technology	United States	—
Dingbo Xu (3)	Independent Director	Essilor Chair Professor in Accounting and an associate dean at China Europe International Business School	P.R. China	—
Caroline Scheufele (4)	Independent Director	Co-president and Artistic Director of Chopard	Switzerland	—
Carol Yun Yau Li (5)	Independent Director	Managing Director of Yale Center Beijing	P.R. China	—
Executive Officers:
Lei Xu	Chief Executive Officer	*	P.R. China	—
Sandy Ran Xu	Chief Financial Officer	*	P.R. China	—
Pang Zhang	Chief Human Resources Officer	*	P.R. China	—

* The principal occupation is the same as his/her position with JD.

**	Represent a total of 934,772 ADSs of the Issuer beneficially owned by the person, which accounted for less than 1% of the total outstanding shares of the Issuer.
(1)	The business address of Prof. Ming Huang is China Europe International Business School, 699 Hongfeng Road, Pudong District, Shanghai 201206, China.

CUSIP No.     23344D108

(2)	The business address of Mr. Louis T. Hsieh is Tower 2,37-B, I Austin Road West, Kowloon, Hong Kong.
(3)	The business address of Prof. Dingbo Xu is China Europe International Business School, 699 Hongfeng Road, Pudong, Shanghai 201206, China.
(4)	The business address of Ms. Caroline Scheufele is Chopard & Cie SA, Rue de Veyrot 8, 1217 Meyrin, Switzerland.
(4)	The business address of Ms. Carol Yun Yau Li is Tower B 36/F, 8 Jianguomenwai Avenue, Chaoyang District, Beijing, China.

Directors and Executive Officers of JD Investment

The names of the directors and the names and titles of the executive officers of JD Investment and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o Room 4318-19, Jardine House, 1 Connaught Place, Central, Hong Kong.

Name	Position with JD Investment	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Nani Wang	Director	Employee of JD	P.R. China	—

Executive Officers:
N/A

Directors and Executive Officers of JD Sunflower

The names of the directors and the names and titles of the executive officers of JD Sunflower and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o Room 4318-19, Jardine House, 1 Connaught Place, Central, Hong Kong.

Name	Position with JD Sunflower	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Nani Wang	Director	Employee of JD	P.R. China	—

Executive Officers:
N/A

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Directors and Executive Officers of Windcreek

The names of the directors and the names and titles of the executive officers of Windcreek and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o Room 4318-19, Jardine House, 1 Connaught Place, Central, Hong Kong.

Name	Position with Windcreek	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Aini Li	Director	Employee of JD	P.R. China	—

Executive Officers:
N/A